SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our Registration
Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934,
in each case as amended
NOVEMBER 19, 2007
AngloGold Ashanti Limited
_
(Name of Registrant)
76 Jeppe Street
Newtown, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: x      Form 40-F: _
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes: _
No: x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes: _
No: x
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: _
No: x
Enclosures:
ERNST & YOUNG INC. CONSENT TO INCORPORATE BY REFERENCE, THE FINANCIAL
STATEMENTS OF
SOCIETE DES MINES DE MORILA S.A. AS OF DECEMBER 31, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3
(File No. 333-132662) and the Registration statements on Form S-8 (File No. 333-10990 and
333-113789) of AngloGold Ashanti Limited of our report dated June 15, 2007, with respect to the balance sheet of Societe des Mines de Morila S.A. as of December 31, 2006, and the
related statement of income, shareholders’ equity and cash flows for the year then ended, as included in the December 31, 2006 Annual Report on Form 20-F of AngloGold Ashanti
Limited.

/s/ Ernst & Young Inc.
Registered Auditor
Johannesburg, Republic of South Africa
July 6, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: NOVEMBER 19, 2007 by:   /s/ L EATWELL
Name: L Eatwell
Title:   Company Secretary